SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          WINFIELD FINANCIAL GROUP, INC.
                                (NAME OF ISSUER)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)


                                   973867 10 4
                                 (CUSIP NUMBER)

                         DAVID M. LOEV, ATTORNEY AT LAW
                               2777 ALLEN PARKWAY
                                   SUITE 1000
                              HOUSTON, TEXAS 77019
                                 (713) 524-4110
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                  June 21, 2004
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION WHICH IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF RULE 13D-1(B)(3) OR (4), CHECK THE FOLLOWING BOX. [ ]


The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934
 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


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|1|     NAMES  OF  REPORTING  PERSONS
        S.S.  OR  I.R.S.  IDENTIFICATION  NO.  OF  ABOVE  PERSON

        Linda  Burley
--------------------------------------------------------------------------------
|2|     CHECK  THE APPROPRIATE BOX IF A MEMBER OF A GROUP *          (a)[ ]
                                                                     (b)[ ]

--------------------------------------------------------------------------------
|3|     SEC  USE  ONLY

--------------------------------------------------------------------------------
|4|     SOURCE  OF  FUNDS*
        N/A
--------------------------------------------------------------------------------
|5|     CHECK  BOX  IF  DISCLOSURE  OF  LEGAL  PROCEEDINGS  IS
        REQUIRED  PURSUANT  TO  ITEMS  2(d)  or  2(e)                   [ ]
--------------------------------------------------------------------------------
|6|     CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
        United  States
--------------------------------------------------------------------------------
                     |7|  SOLE  VOTING  POWER
NUMBER  OF                  212,730
SHARES               -----------------------------------------------------------
BENEFICIALLY         |8|  SHARED  VOTING  POWER
OWNED  BY  EACH             200,000
REPORTING            -----------------------------------------------------------
PERSON  WITH         |9|  SOLE  DISPOSITIVE  POWER
                            212,730
--------------------------------------------------------------------------------

|10|     SHARED  DISPOSITIVE  POWER
                            200,000
--------------------------------------------------------------------------------
|11|     AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
                            900,000
--------------------------------------------------------------------------------
|12|     CHECK  BOX  IF  THE  AGGREGATE  AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES  *          N/A
--------------------------------------------------------------------------------
|13|     PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
                            3.0%
--------------------------------------------------------------------------------
|14|     TYPE  OF  REPORTING  PERSON  *
                            IN
--------------------------------------------------------------------------------

ITEM  1.  Security  and  Issuer

This Statement on Schedule 13D relates to the Common Stock of Winfield Financial Group, Inc. The principal executive offices of Winfield Financial Group, Inc. are located at 1126 West Foothill Blvd, Suite 105, Upland, California 91786.

ITEM  2.  Identity  and  Background

(a)-(c) This Statement on Schedule 13D is being filed by Linda Burley. Ms. Burley's business address is 2770 S Maryland Parkway, Suite 402, Las Vegas, Nevada. Ms. Burley was the former Secretary and a former Director of Winfield Financial Group, Inc. Ms. Burley is currently the Senior National Sales Manager for MGM Grand Resort and Casino.

(d)-(e) During the last five years, Ms. Burley: (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or
(ii) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Ms.  Burley  is  a  citizen  of  the  United  States.

ITEM  3.  Source  of  Amount  of  Funds  or  Other  Compensation

N/A

ITEM  4.  Purpose  of  Transaction

N/A

ITEM  5.  Interest  in  Securities  of  the  Issuer

(a) Linda Burley beneficially owns 900,000 shares of Common Stock of Winfield Financial Group, Inc. which includes 487,270 shares owned by her husband, Robert Burley, and 200,000 shares owned by Financial Marketing, Inc., a company in which Ms. Burley and Mr. Burley own approximately 8.1% and 9.1%, respectively. Robert Burley is filing his own Statement on Schedule 13D. The shares of Common Stock beneficially owned by Ms. Burley constitute approximately 3.0% of the total number of shares of Common Stock of Winfield Financial Group, Inc., based upon 29,774,650 shares of Common Stock outstanding as of August 4, 2004.

(b) Ms. Burley has the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition of 212,730 of the shares beneficially owned by Ms. Burley. Robert Burley has the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition of 487,270 shares of Common Stock beneficially owned by him. Ms. Burley shares power to vote or to direct the vote, and shares power to dispose or to direct the disposition of 200,000 shares of Common Stock owned by Financial Marketing, Inc.

(c) Linda Burley transferred 802,270 shares, and Robert Burley transferred 1,837,730 shares (or an aggregate of 2,640,000 shares) of Common Stock to Winfield Financial Group, Inc. pursuant to an agreement entered into on June 21, 2004, attached hereto as an exhibit (the "Agreement"), whereby Ms. Burley and Mr. Burley received the intangible rights owned by Winfield Financial Group, Inc. immediately prior to a Common Stock Purchase
     Agreement that Winfield Financial Group, Inc. entered into on April 23, 2004. Ms. Burley and Mr. Burley transferred an aggregate of 2,640,000 shares of Common Stock to Winfield Financial Group, Inc., however, they adjusted the number of shares transferred by each of them from the Agreement which originally provided that they respectively transfer 805,000 shares and 1,835,000 shares of Common Stock.

(d) No other person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the Common Stock beneficially owned by Ms. Burley for which Ms. Burley has sole powers.

(e) Ms. Burley ceased to be the beneficial owner of more than 5% of the Common Stock of Winfield Financial Group, Inc. on June 21, 2004.

ITEM 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer

None

ITEM  7.  Material  to  be  Filed  as  Exhibits

     Exhibit 1* Agreement between Winfield Financial Group, Inc. and Robert Burley and Linda Burley

  * Filed as Exhibit 1 to the Schedule 13D filed by Robert Burley on August 6, 2004.


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August  11,  2004               By:  /s/  Linda  Burley
                                             --------------------
                                             Linda  Burley


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